Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,”

“continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

*****
The following email was first distributed to a number of individuals and organizations on May 17, 2010. Each email was accompanied by one of the form letters included herein.
Thank you for your interest in the proposed merger of United Airlines and Continental Airlines. We are confident that the access, choice and service offered by the combined airline will benefit [your business/state/city/airport].
I have attached a sample letter of support for your consideration to send to [NAME]. Your support will send an important message to the elected officials and regulators who will be reviewing the transaction.
Please don’t hesitate to get in touch if you have any questions about the attached letter or anything else related to the merger.
Sincerely,
[NAME]

[DATE]
[ADDRESS]
Dear [NAME]:
I am writing to express my support for the proposed merger of United Airlines and Continental Airlines because it will benefit the businesses and residents of [CITY/STATE], the employees of the combined airline and our local/state economy.
The merger of United and Continental will create a financially stronger, sustainable airline that will be better able to succeed in an increasingly competitive domestic and international aviation industry. And for businesses and residents in [CITY/STATE], this means we can look forward to the combined airline providing access to 370 destinations around the globe.
United and Continental have very little overlap on routes. By coming together, they will offer a seamless global network with eight hubs across the country. Corporate travelers will have an easier time making connections, reaching customers and doing business, while tourists will find it more convenient to visit our city/state. This is exactly what we need to keep our economy on the right path.
With the combined airline’s increased financial strength will also provide enhanced job stability for the [XX] [STATE] employees of the combined airline. The companies have said that they believe the impact of the merger on frontline employees will be minimal and that they will offer performance-based incentive compensation programs. This kind of commitment to the employees who have seen them through recent challenges shows good faith, and it’s important to our economy.
United and Continental are well-suited to combine. They have the most complementary route networks of any U.S. carriers and will offer convenient access to Asia, Europe, Latin America, Africa and the Middle East. The two companies have also worked together as members of the Star Alliance. This merger will take their partnership to the next level.
I urge you to support a fair, expeditious and ultimately favorable regulatory review so that our businesses are able to realize the benefits of the merger without delay.
Sincerely,
[NAME]

[DATE]
[ADDRESS]
Dear [NAME]:
I am writing to express my enthusiastic support for the proposed merger of United Airlines and Continental Airlines because it will benefit the businesses and workers in [CITY/STATE] and our local economy.
The merger of United and Continental will create a financially stronger, sustainable airline that will be better able to succeed in an increasingly competitive domestic and international aviation industry. And for businesses in [CITY/STATE], this means we can look forward to the combined airline providing access to 370 destinations around the globe.
United and Continental have very little overlap on routes. By coming together, they will offer a seamless global network with hubs in the four largest U.S. cities. Corporate travelers will have an easier time making connections, reaching customers and doing business, and that is exactly what we need in [CITY/STATE] to keep our economy on the right path.
With the combined airline’s increased financial strength will also come enhanced career opportunities for the [XX] [STATE] employees of the combined airline. The companies have said they believe the impact of the merger on frontline employees will be minimal and that they will offer performance-based incentive compensation programs. This kind of commitment to the employees who have seen them through recent challenges shows good faith, and it’s important to our local economy.
United and Continental are well-suited to combine. They have the most complementary route networks of any U.S. carriers and will offer convenient access to Asia, Europe, Latin America, Africa and the Middle East. The two companies have also worked together as members of the Star Alliance. This merger will take their partnership to the next level.
I urge you to support a fair, expeditious and ultimately favorable regulatory review so that our businesses are able to realize the benefits of the merger without delay.
Sincerely,
[NAME]

[DATE]
[ADDRESS]
Dear [NAME]:
I am writing to express my enthusiastic support for the proposed merger of United Airlines and Continental Airlines because it will benefit [CITY/STATE], provide enhanced job stability for the airline’s employees and offer expanded service for the people of our city/state.
The merger of United and Continental will create a financially stronger, sustainable airline that will be better able to succeed in an increasingly competitive domestic and international aviation environment.
With the combined airline’s increased financial strength will also provide enhanced job stability for the [XX] [STATE] employees of the combined airline. The companies have said that they believe the impact of the merger on frontline employees will be minimal and that they will offer performance-based incentive compensation programs. This kind of commitment to the employees who have seen them through recent challenges shows good faith, and it’s important to our local economy.
In the last ten years, airlines have cut back on service, especially to small communities. The combined carrier will remain a crucial economic link for the businesses and people of [CITY]. United and Continental will maintain service to all the communities they currently serve and offer a route network that will open a world of possibilities for our city/state. The combined airline will offer [STATE] residents better access to 370 destinations around the world.
United and Continental are well-suited to combine. They have the most complementary route networks of any U.S. carriers and will offer convenient access to Asia, Europe, Latin America, Africa and the Middle East. The two companies have also worked together as members of the Star Alliance. This merger will take their partnership to the next level.
I urge you to support a fair, expeditious and ultimately favorable regulatory review so that our community is able to realize the benefits of the merger without delay.
Sincerely,
[NAME]